C21 INVESTMENTS INC.

Management's Discussion and Analysis For the three and six months ended September 30, 2025 (Expressed in U.S. Dollars)

GENERAL

C21 Investments Inc. (the "Company", "C21", "we", "us" and "our") was incorporated in the Province of British Columbia under the Company Act (British Columbia) on January 15, 1987 as Empire Creek Mines Inc. On May 11, 1987, the Company changed its name to Curlew Lake Resources Inc. Effective November 24, 2017, the Company changed its name to C21 Investments Inc. On June 15, 2018, the Company's common shares (the "Common Shares") were delisted from the TSX Venture Exchange and on June 18, 2018, the Common Shares commenced trading on the Canadian Securities Exchange ("CSE") under the symbol CXXI. The Company registered its Common Shares in the United States ("U.S.") and on May 6, 2019, its Common Shares were cleared by the Financial Industry Regulatory Authority for trading on the OTC Markets platform under the U.S. trading symbol CXXIF. On August 23, 2019 the Company announced it had been approved for trading on the OTCQB Venture Market, and on September 28, 2020 the Company upgraded to trading on the OTCQX Best Market.

The Company's unaudited interim condensed consolidated financial statements for the three and six months ended September 30, 2025, were authorized for issuance on November 11, 2025 by the Board.

Additional information related to the Company is available for viewing on SEDAR at www.sedar.com or the Company website at www.cxxi.ca.

DESCRIPTION OF BUSINESS

The Company is a vertically integrated cannabis company that cultivates, processes, distributes and sells quality cannabis and hemp-derived consumer products in Nevada, U.S.A. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues together with high-growth potential and multi-market branded consumer packaged goods ("CPG").

The Company focuses on scalable opportunities in key markets that take advantage of its core competencies, including: (i) retail operational excellence and expanding its retail footprint through value-add acquisitions in existing markets, and (ii) branded CPG expansion through both captive retail and wholesale channels. The Company focuses on acquiring businesses that provide immediate contribution to overall profitability, or have a path to profitability within twelve months, where it can leverage existing assets, brands, and domain expertise.

The Company currently holds licenses in Nevada spanning the entire cannabis supply chain.

The Company's management team has significant professional experience, including deep experience both within the cannabis industry and other fast-paced growth industries like technology and venture capital.  Management also includes experts from more traditional industries like forestry, manufacturing, real estate, and capital markets.

Strategic Focus and Growth

Our operations in Reno, Nevada under the Silver State Relief brand continues its strong financial performance generating healthy cash flow and satisfied customers.  Building around this strong core we have accomplished much since the beginning of the Company's fiscal year 2025:

  On September 8, 2025, the Company announced the completion of a non-dilutive creation and issuance of subordinate voting shares.  Representing the same economic interest as 100 common shares of the Company, these 100 million shares will not impact in any way the economic or voting rights of the Common Shares outstanding at any time and are non-dilutive.  The purpose of the issuance of these subordinate voting shares is to ensure the Company maintains its "Foreign private issuer" status in the United States.  Each of the 100 million subordinate voting shares is convertible into .000001 of a common share of the Company.  See the News release of September 8, 2025 for complete details.
  On September 4, 2025, the Company announced the settlement of the Eco Firma Farms litigation.  This settlement represents the resolution of the final remaining dispute in the Companies' exit from the Oregon market.  This settlement is offset by the resulting extinguishment of $1.16 million in Convertible notes and $0.61 million in accounts payable.  The Company will pay $2.4 million in cash consideration over 19 months including an initial payment of $0.5 million (made on September 11, 2025) and monthly payments of $0.1 million thereafter.  The Company will also issue 555,793 shares in share consideration (which was recorded in 2018 as a commitment to issue shares).
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  During the first two quarters of the FYE March 31, 2026, the Company purchased for cancelation 224,000 of its own common shares in the open market pursuant to the NCIB (see below November 26, 2024).
  The Company has taken the position that it does not owe taxes attributable to the application of Section 280E of the Internal Revenue Code of 1986, including the planned refiling of amended U.S. federal income tax returns in the next few months.  The refiling of tax returns will be for the years ended January 31, 2022, January 31, 2023, January 31, 2024, and the two months ended March 31, 2024, based on legal interpretations that challenge its tax liability under Section 280E of the Code.  Management exercises significant judgment when assessing the probability of successfully sustaining the Company's tax filing positions, and in determining whether a contingent tax liability should be recorded and, if so, estimating the amount.  See disclosure of Risks Factors later in this document.
  On February 19, 2025 the Company announced that it has completed a repurchase for cancellation of 2,051,000 of its common shares (the "Purchased Shares"), representing approximately 1.7% of the outstanding common shares ("Common Shares") of the Company, in a private transaction (the "Transaction").  The Purchased Shares were repurchased at a discount to the closing price of the Company's shares on the Canadian Securities Exchange (the "CSE") on February 14, 2025.  The transaction was unanimously approved by the Board of Directors of the Company. "We are pleased to announce the purchase for cancellation of over 2 million outstanding Common Shares of C21 as we believe our current market valuation does not reflect the inherent value of our company given our growth trend, and proven track record of generating free cashflow over the last 5 years. Consistent with our strategy, this transaction represents the Company once again taking advantage of an opportunity that we believe will be accretive to our shareholders, " said Sonny Newman, Chief Executive Officer. "We continue to strive to be thoughtful stewards of capital and remain focused on pursuing additional accretive growth opportunities."
  On November 26, 2024 the Company announced that it intends to commence a normal course issuer bid (NCIB) under which it may purchase up to 6,002,390 common shares of the Company representing approximately 5% of the issued and outstanding shares of the Company.  The Company may purchase common shares for a period of 12 months ending on December 2, 2025.  All shares will be purchased on the open market at the prevailing market prices.  The Company has not repurchased any shares to date.
  On June 26, 2024, the Company opened the South Reno Dispensary, its third Silver State Relief retail store in Nevada.  Sales from this new store have grown from $1,090,000 in Q2 to $1,475,000 in Q3.  The Google rating of the new store continues to be excellent at 4.8 (out of 5) with 82 reviews.  This is particularly gratifying to the Silver State team.
  On June 7, 2024, the Company closed the acquisition of a cannabis dispensary in Reno, Nevada from Deep Roots Harvest.  The Company acquired all the assets related to the operation of its 6,500 square foot, purpose-built, operational retail cannabis dispensary located in South Reno Nevada (the "South Reno Dispensary").  This acquisition will allow C21 to expand its retail footprint in Nevada, a pivotable step in its growth strategy.  This store is being integrated and rebranded under the Silver State Relief banner. President and CEO of C21, Sonny Newman commented: "With the dispensary's desirable location in a high traffic, flourishing area of South Reno, we anticipate strong revenue growth from this acquisition, along with the added benefit of allowing us to expand the portion of our cultivation capacity sold through our retail channel."
  On May 6, 2024, the Company closed a private placement of C$4 million from the issuance of convertible debentures units (the "May 2024 Private Placement"). The proceeds will be used to fund the acquisition of the South Reno Dispensary.  The convertible debenture units are comprised of a "Convertible Debenture" convertible into common shares at C$0.45, and a "Warrant" entitling the holder to exercise into common shares at C$0.55.  The maximum shares issuable from the Convertible Debenture is 8,888,889 common shares, and from the Warrant, 4,000,000 common shares.  The outstanding principal amount owing under the Convertible Debenture will accrue interest from the issue date at 12% per annum payable quarterly in cash.  Repayment of the Convertible Debenture will be made in 25 equal monthly installments beginning on the last day of the 6th month from issuance.  The Convertible Debenture matures 30 months after issuance.  See the news release and public filings of this issuance for further information.
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The Company's strategic Initiatives over the next 12 months include: (i) extending our Nevada retail footprint where we have a proven track record of success and (ii) continuing our disciplined approach to growth and financing.

As the Company has discontinued its Oregon operations, the discussion in this MD&A focusses primarily on the Company's Nevada operations.

NEVADA

The Company acquired Silver State Relief and Silver State Cultivation ("Silver State") on January 1, 2019.  The Nevada business operates in Reno, Sparks and Fernley, Nevada.

Cultivation, Processing and Wholesale

Through Silver State in Nevada, the Company operates its indoor cultivation and processing out of a 104,000 square foot facility now with 37,000 square feet of cultivation and 1,200 square feet dedicated to volatile extraction.  Silver State completed a $3 million expansion of its grow facility in April 2022, more than doubling capacity to 11,500 pounds of biomass with 8,100 pounds of flower and 3,300 pounds of trim annually.

The Company's extraction processing supports branded CPG in both captive retail and wholesale channels.  Silver State manufactures Hood Oil cartridges, Phantom Farms pre-rolls, and flower strains, together with the Silver State branded products which include Flower, pre-rolls, and concentrates.  These in-house brands make up 26% of sales in the dispensaries.  With the addition of our third dispensary, more production has been allocated to our own stores, and wholesale sales fell to $1.4 million for the year ended March 31, 2025 ($3.0 million in year ended January 31, 2024).

Retail

The Company operates three dispensaries with the acquisition of the third, the South Reno Dispensary, finalized on June 7, 2024, with its grand opening occurring on June 26, 2024.  It is a 6,500 square foot, purpose-built, retail cannabis dispensary.  With the dispensary's desirable location in a high traffic, flourishing area of Southern Reno, the Company anticipates strong revenue growth from this acquisition, along with the added benefit of allowing it to expand the portion of its cultivation capacity sell through.

Our two established stores, an 8,000-square foot retail dispensary, located in Sparks, Nevada, and a 6,000-square foot dispensary located in Fernley, Nevada.  Silver State Relief had total retail sales of $28.7 million during the year ended March 31, 2025 as compared to $25.3 million in the year ended January 31, 2024.  The three stores now collectively service a total of more than 184,000 recreational and medical cannabis customers per quarter, with over 700 SKUs in each store.

Silver State Relief - Customer transactions
Quarterly
	Store location:
Quarter	South Reno	Fernley	Sparks	Total
Q3	-	49,158	81,232	130,390
Q4-2024	-	48,545	75,684	124,229
Q1-2025	857	49,796	75,796	126,449
Q2	25,319	53,767	75,825	154,911
Q3	34,987	54,277	79,193	168,457
Q4	39,535	54,459	80,617	174,611
Q1-2026	43,374	55,329	84,632	183,335
Q2	45,183	57,306	81,860	184,349

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INTERIM MD&A - QUARTERLY HIGHLIGHTS

Operations

						2 months
LAST EIGHT QUARTERS, except as noted	(000's unless noted)					ended
	30-Sep-25	30-Jun-25	31-Mar-25	31-Dec-24	30-Sep-24	30-Jun-24	31-Mar-24	31-Jan-24
Inventory	4,767	4,163	4,051	3,885	3,975	3,300	2,866	2,709
Revenues	8,470	8,553	8,106	7,908	7,509	6,596	4,465	6,549
Income (loss) from operations, adding back share based compensation	1,279	301	974	1,122	454	(418)	290	493
Adjusted EBITDA	2,216	1,069	1,692	1,568	1,295	311	633	1,055
Income (loss) from continuing operations	(482)	(757)	(1,530)	(81)	(759)	(1,386)	(51)	(2,082)
*per common share, basic & diluted	(0.00)	(0.01)	(0.01)	(0.00)	(0.01)	(0.01)	(0.00)	(0.02)
Profit (loss) attributable to owners	(448)	(842)	(1,563)	(1)	(845)	(1,412)	(74)	(2,042)
*per common share basic & diluted	(0.00)	(0.01)	(0.01)	(0.00)	(0.01)	(0.01)	(0.00)	(0.02)

Inventory balance at September 30, 2025 has increased by $1.5 million since June 30, 2024 mainly due to the opening of our third store, the South Reno dispensary on June 26, 2024.

Adjusted EBITDA for quarter ended September 30, 2025 increased compared to the prior quarter ended June 30, 2025 due to increased margins and to seasonal issues that affected the quarter ending June 30, 2025.  See the following page under

"Gross Profit" and the discussion of general and administration expenses.  Also see Non-GAAP measures below.

Federal corporate income taxes are very high in the cannabis industry due to the restrictions of Section 280E of the tax code.  Therefore, the measure of income before these taxes is a useful measure.  In the table above we calculate income from continuing operations, adding back share-based compensation, in the Quarterly table above, as a useful measure.

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INTERIM MD&A - QUARTERLY HIGHLIGHTS (continued)

Summary derived from the Company's consolidated financial statements:

PROFIT AND LOSS	Q2	Q1	Q4	Q3	Q2
	30-Sep-25	30-Jun-25	31-Mar-25	31-Dec-24	30-Sep-24
Revenues- Retail	$8,200,413	8,032,441	7,799,400	7,574,180	7,101,985
Wholesale	269,878	520,932	306,112	333,632	406,562
Revenue	$8,470,291	8,553,373	8,105,512	7,907,812	7,508,547

Inventory expensed to cost of sales	4,201,818	5,569,382	4,477,048	4,272,868	4,243,714
Gross profit	4,268,473	2,983,991	3,628,464	3,634,944	3,264,833
	50.4%	34.9%	44.8%	46.0%	43.5%

Expenses
General and administration	2,283,593	1,967,247	1,940,897	1,812,006	2,105,905
Sales, marketing, and promotion	52,896	61,165	59,951	46,734	61,189
Operating lease cost	208,606	208,605	208,605	208,605	208,606
Depreciation and amortization	444,582	445,616	445,042	445,992	435,456
Share based compensation	50,449	93,945	136,757	143,493	147,091
Total expenses	3,040,126	2,776,578	2,791,252	2,656,830	2,958,247

Income (loss) from operations	1,228,347	207,413	837,212	978,114	306,586
Other items
Interest expense	(52,630)	(62,140)	(69,162)	(82,953)	(88,697)
Accretion expense	(103,691)	(118,458)	(127,743)	(148,405)	(149,834)
Other Income (loss)	(436,599)	41,726	10,601	(105,234)	927
Change in fair value of derivative liabilities	-	-	52,257	-	-

Income (loss) before before taxes	635,427	68,541	703,165	641,522	68,982
Income tax expense	(1,117,100)	(825,500)	(2,232,750)	(722,800)	(828,400)
Income from continuing operations	(481,673)	(756,959)	(1,529,585)	(81,278)	(759,418)

Income (loss) from discontinued operations	4,983	1,861	(51,712)	(49,663)	(85,714)
Net income (loss)	(476,690)	(755,098)	(1,581,297)	(130,941)	(845,132)

"Revenue" includes retail revenues from our three stores and wholesale revenue from our cultivation operations.  The Q2 total revenues were up 13% at $8.5 million versus the Prior Year Quarter of $7.5 million and decreased by 1% sequentially from the Prior Quarter of $8.6 million.  Retail revenues in Q2 were $8.2 million, up 15% versus Prior Year Quarter of $7.1 million, and up sequentially 2% versus Prior Quarter of $8.0 million.  Wholesale revenues in Q2 of $0.27 million were down on the Prior Year Quarter of $0.41 million and down sequentially on the Prior Quarter of $0.52 million.

The increases in retail revenue are due to the third Silver State Relief dispensary starting operations on June 26, 2024.  Monthly revenues for this new South Reno Store have ramped up from $273,000 in July 2024 to an average of over $600,000 monthly.

"Cost of Sales" includes the costs directly attributable to cultivating and processing cannabis plus the cost of product purchases from third parties, for sale in our stores.  We use an average costing model which captures and averages costs over several quarters.

"Gross profit" Q2 gross profit margin % has increased to 50.4% from 43.5% in the Prior Year Quarter and increased sequentially from 34.9% in the Prior Quarter.  The increase sequentially reflects increased margins in Q2 and seasonal factors that affect the prior quarter.

"Income from operations" for Q2 is $1.2 million up versus the Prior Year Quarter of $0.3 million and up sequentially versus Prior Quarter $0.2 million.  This increase is due to an increase in gross profit and lower general and administration costs versus the Prior Year Quarter and the increase sequentially is due to increased margins and seasonal factors in the prior quarter that lowered margins.

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Expenses

"General and administration" includes all overhead costs that have not otherwise been allocated to cost of sales.  These include salaries and wages, professional fees including legal and accounting, insurance and some local taxes.  Q2 costs of $2.3 million was up versus the Prior Year Quarter of $2.1 million, and up $316,346 versus the Prior Quarter.  The increase in the current Q2 was mainly due to one-time professional costs for refiling tax returns to reflect our new 280e strategy and legal costs to settle the EFF litigation.

"Operating lease cost" is the cost of leases not included in cost of sales and was $208,606 for Q2 versus $208,606 in Prior Year Quarter.

"Depreciation and amortization" include provisions for fixed assets and intangibles not included in cost of sales.  The total depreciation and amortization in Q2 was $0.45 million versus $0.44 million in the Prior Year Quarter.

"Share based compensation" is a non-cash item and reflects the issuance of stock options to employees, officers, and directors.  This expense of $50,449 in Q2 is down from $147,091 in the Prior Year Quarter due to the vesting of most of the costs of the last option issuance.

Other Items

"Interest expense" in Q2 was $52,630 versus $88,697 in the Prior Year Quarter.  This interest is for the Convertible Debentures issued during the Quarter ending June 30, 2024. The reduction in costs is due to the continued paydown of the principal of the convertible debentures.

"Accretion expense" in Q2 was $103,691 versus $149,834 in the Prior Year Quarter.  This accretion is due to the issuance of the C$4 million Convertible Debentures during the Quarter ending June 30, 2024.

"Change in fair value of derivative liabilities" is a periodic revaluation of the earn out shares outstanding to vendors of businesses purchased by the Company.  These earn-out shares are revalued using a Monte Carlo simulation.  The fair value of this liability will increase with an increase in the stock price of the Company and vice versa.  The change in fair value must be recorded through the Company's profit or loss statement.  As a result, a share price increase period-over-period will result in a reduction in net income and vice versa.  In February and March 2023, the Company entered into cancelation agreements with the majority of the Swell Vendors who had rights to Swell Earn-Out shares, canceling those rights for a one-time cash payment.  Of the 6.0 million original Swell Earn-Out shares, 1.2 million remain outstanding which expire May 24, 2026. Of the original 10.5 million of earn out shares to both Phantom and Swell, 1.2 million remain.

"Provision for income taxes" in Q2 of $1.1 million is up versus Prior Year Quarter of $0.8 million due to accrual of penalties and interest accrued on the Uncertain tax position.

"Other comprehensive income (loss)," specifically the cumulative translation adjustment, comes about in GAAP when translating the balances between the parent company (investments made in C$) and the US subsidiaries (US$). These foreign exchange gains or losses at each reporting date result from the translation of C$ amounts to US$ (which is our reporting currency).

"Net income (loss) from discontinued operations" the Company has classified all of its Oregon operations to 'discontinued operations'.  The revenues and expenses pertaining to the Oregon operations are shown in this line item.  We have had no active business in Oregon since early 2022.  The effect of this treatment is to lower our revenues (Q2 -$nil, Prior Year Quarter -$nil) and increase our gross profit (Q2-$nil, Prior Year Quarter -$nil) and decrease our income from operations and net income (Q2-$4,983, Prior Year Quarter- increase of $85,714).  There is no effect of discontinuing the Oregon operations on our Nevada operations as the cannabis business in each state is unique and separate, which is due to the regulation of the cannabis industry.  In the fourth quarter ended March 31, 2025 the Company sold the remaining real property in central and southern Oregon.

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Non-GAAP Financial Measures

"Adjusted EBITDA" is supplemental, non-GAAP financial measures. The Company defines EBITDA as earnings before depreciation and amortization, depreciation and interest in cost of sales, income taxes, and interest. Additionally, the Company's Adjusted EBITDA presented above excludes accretion, loss from discontinued operations, one-time transaction costs and all other non-cash items. The Company has presented "Adjusted EBITDA" because its management believes it is a useful measure for investors when assessing and considering the Company's continuing operations and prospects for the future.  Furthermore, "Adjusted EBITDA" is a commonly used measurement in the financial community when evaluating the market value of similar companies.  "Adjusted EBITDA" is not a measure of performance calculated in accordance with GAAP, and these metrics should not be considered in isolation of, or as a substitute for, the measurement of the Company's performance prepared in accordance with GAAP. "Adjusted EBITDA," as calculated and reconciled in the table above, may not be comparable to similarly titled measurements used by other issuers and is not necessarily a measure of the Company's ability to fund its cash needs.  Figures have been restated to match the current presentation.

ADJUSTED EBITDA
Quarter ended (except as noted)	30-Sep-25	30-Jun-25	31-Mar-25	31-Dec-24	30-Sep-24

Net income (loss)	(486,655)	(758,820)	(1,581,297)	(130,941)	(845,132)

Interest & accretion	156,321	180,598	196,905	231,358	238,531
Provision for taxes	1,117,100	825,500	2,232,750	722,800	828,400
Depreciation and amortization	444,582	445,616	445,042	445,992	435,456
Depreciation and interest in COS	203,092	203,092	203,091	-	406,184
EBITDA	1,434,440	895,986	1,496,491	1,269,209	1,063,439

Change in FV of derivative liability	-	-	(52,257)	-	-
Share based compensation	50,449	93,945	136,757	143,493	147,091
Loss (gain) discontinued operations	4,983	1,861	51,712	49,663	85,714
One-time special project costs	289,911	118,770	70,000	-	-
Production curtailment, inventory adj's	-	-	-	-	-
Other gain/loss	436,599	(41,726)	(10,601)	105,234	(927)
Adjusted EBITDA	2,216,382	1,068,836	1,692,102	1,567,599	1,295,317

FREE CASH FLOW
Quarter ended (except as noted)	30-Sep-25	30-Jun-25	31-Mar-25	31-Dec-24	30-Sep-24

Cash provided by operating activities before taxes and changes in working capital (continuing operations)	1,864,309	942,348	1,582,088	1,726,751	1,045,505

Purchases of property and equipment	(9,900)	(37,329)	(31,434)	(144,908)	(60,731)
	1,854,409	905,019	1,550,654	1,581,843	984,774

"Free Cash Flow" is defined as Cash Provided by Operating Activities from Continuing Operations adding back income tax expense and before changes in working capital, minus capital expenditures. Management believes that Free Cash Flow, which measures our ability to generate cash from our continuing business operations, is an important financial measure for use in evaluating the Company's financial performance.  Free Cash Flow should be considered in addition to, rather than as a substitute for, consolidated net income as a measure of our performance and net cash provided by operating activities as a measure of our liquidity.

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RELATED PARTY TRANSACTIONS

A summary of the Company's related balances included in accounts payable and accrued liabilities is as follows:

	September 30, 2025	March 31, 2025
	$	$
Lease liabilities due to a company controlled by the CEO	4,466,735	4,630,273
Due to the CFO of the Company	281	557
	4,467,016	4,630,830

Due to the CFO consists of reimbursable expenses incurred in the normal course of business.

A summary of the Company's transactions with related parties including key management personnel for the six months ended September 30, 2025 and 2024 is as follows:

	2025	2024
	$	$
Consulting fees paid to a director	30,000	30,000
Amounts paid to CEO or companies controlled by CEO for leases	391,677	380,269
Amounts paid to CEO or companies controlled by CEO for remuneration	100,000	100,000
Salary paid to directors and officers	258,615	237,914
Share-based compensation	91,652	335,548
	871,944	1,083,731

Amounts paid to CEO or companies controlled by CEO consists of salary and lease payments.  The CEO owned all three buildings which Silver State operates from when the Company purchased Silver State in 2019.  On June 5, 2023, a company controlled by the CEO sold its interest in the Silver State Relief LLC (Sparks) property. The Company continues to lease this facility from a third party.  On August 19, 2023, a company controlled by the CEO sold its interest in the Silver State Relief LLC (Fernley) property. The Company continues to lease this facility from a third party.

CONTRACTUAL OBLIGATIONS

The following table includes the Company's obligations to make future payments for each of the next five years that represent contracts and other commitments that are known and committed:

CONTRACTUAL OBLIGATIONS
	Carrying amount	Contractual cash flows	Under 1 year	1-3 years	3-5 years	More than 5 years
As at September 30, 2025
Trade and other payables	$1,896,124	$1,896,124	$1,896,124	$-	$-	$-
Finance lease payments (1)	10,048,831	15,754,878	1,559,073	3,259,865	3,458,392	7,477,548
Convertible debt (2)	3,174,116	3,174,116	2,361,852	812,264	-	-
Total	$15,119,071	$20,825,118	$5,817,049	$4,072,129	$3,458,392	$7,477,548

(1) Amounts in the table reflect minimum payments due for the Company's leased facilities and certain leased equipment under various lease agreements and purchase agreements.

(2) Amounts in the table reflect the contractually required principal payments payable under various convertible note and convertible debenture agreements and include the EFF Settlement obligation.

ADDITIONAL INFORMATION

LEGAL PROCEEDINGS

On September 4, 2025, the Company entered into a settlement agreement (the "EFF Settlement Agreement") with respect to certain actions filed in the Oregon State Circuit Court for Clackamas County and the Oregon Court of Appeals by two owners (each, a "Vendor") of Proudest Monkey Holdings, LLC ("Proudest Monkey"), an entity that was previously the sole owner of Eco Firma Farms LLC ("EFF"), a wholly-owned subsidiary of the Company (the "Oregon Actions") and an action filed in the Supreme Court of British Columbia by Proudest Monkey and one of its owners (the "BC Action", and together with the Oregon Actions, the "Litigation"). The Company acquired all the membership units of EFF from Proudest Monkey pursuant to a purchase and sale agreement dated January 19, 2018 (the "EFF Agreement").

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Pursuant to the Oregon Actions, two Vendors made claims related to contract, employment and statutory damages against the Company, its wholly-owned subsidiaries 320204 US Holdings Corp, EFF, Swell Companies Limited, and Phantom Brands LLC, and three directors, two officers, and one former employee of the Company. The Company alleged breach and default under the EFF Agreement in connection with certain conduct by the Vendors which occurred prior to and after the completion of the acquisition of EFF. As a result, the Company withheld issuing certain equity consideration payable to the Vendors pursuant to the terms of the EFF Agreement, as a result of which Proudest Monkey and one of the Vendors launched the BC Action, to which the Company filed counterclaims.

In addition to such other terms and conditions as agreed to among the parties, pursuant to the EFF Settlement Agreement, the parties to the Litigation agreed to (a) fully and finally settle all claims between them, have each action dismissed with respect to all remaining claims on a with prejudice basis and to mutually release each other from all claims asserted in the BC Action and Oregon Actions, (b) the Company agreed to pay to the plaintiffs under the Litigation (the "Plaintiffs") the total cash sum of U.S.$2,400,000 (the "Settlement Amount") as follows: (i) US$500,000 payable on or before September 12, 2025 (the "Initial Payment Date"); and (ii) U.S.$100,000 per month payable over a period of 19 months commencing one month after the Initial Payment Date, and (c) pursuant to the terms of the EFF Agreement, the Company agreed to issue to certain of the Vendors an aggregate of 555,793 common shares of the Company (the "Share Consideration"). The Settlement will result in the cash liability in respect of the payment of the Settlement Amount being offset by the extinguishment of the U.S.$1,156,259 convertible notes accrual and U.S.$612,500 accounts payable Litigation related accrual. The Share Consideration remains unpaid as of the date of this Prospectus.

For a summary of the historical legal proceedings, please refer to the Company's MD&A for the years ended March 31, 2025, and March 31, 2024 for detailed disclosure in this regard.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company has not entered into any off-balance sheet arrangements.

SHARE CAPITAL

The Company is authorized to issue an unlimited number of Common Shares.

As of September 30, 2025, there were:

- 117,863,480 Common Shares issued and outstanding;

- 5,425,000 options outstanding to purchase Common Shares, of which 3,616,667 options had vested;

- 4,000,000 warrants outstanding to purchase Common Shares;

- 100 million subordinate voting shares, equivalent of 100 common shares when converted; and

- no restricted share units ("RSUs") outstanding to purchase Common Shares.

- 555,793 shares pursuant to EFF Settlement, yet to be issued.

As of November 11, 2025 (the date of this MD&A) the Company had the following securities outstanding:

Type of Security	Number outstanding
Common Shares	117,971,923
Stock Options	5,425,000
Warrants	4,000,000
Subordinated Voting shares (100 million) convert to common shares :	100
Acquisition shares	555,793
127,952,816

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MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL INFORMATION

The Company's financial statements and the other financial information included in this MD&A are the responsibility of the Company's management and have been examined and approved by the Board. The accompanying audited financial statements are prepared by management in accordance with GAAP, and include certain amounts based on management's best estimates using careful judgment. The selection of accounting principles and methods is management's responsibility.

Management recognizes its responsibility for conducting the Company's affairs in a manner that complies with the requirements of applicable laws and established financial standards and principles and maintains proper standards of conduct in its activities. The Board supervises the financial statements and other financial information through its audit committee, which is comprised of a majority of non-management directors.

The audit committee's role is to examine the financial statements and recommend that the Board approve them, to examine the internal control and information protection systems, and all other matters relating to the Company's accounting and finances. To do so, the Audit Committee meets annually with the external auditors, with or without the Company's management, to review their respective audit plans and discuss the results of their examination. The Audit Committee is responsible for recommending the appointment of the external auditors or the renewal of their engagement.

ACCOUNTING POLICIES AND ESTIMATES

FINANCIAL RISK MANAGEMENT

The Board approves and monitors the risk management processes of the Company, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

CREDIT RISK

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company's primary exposure to credit risk is on its cash held in bank accounts. The Company's cash is deposited in bank accounts held with a major bank in Canada, a credit union in Washington, Nevada and Colorado.

LIQUIDITY RISK

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management of the Company and the Board are actively involved in the review, planning and approval of significant expenditures and commitments.

The Company's consolidated financial statements for six and three months ended September 30, 2025 have been prepared on a going concern basis, which assumes that the Company will be able to continue its operations and realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

At September 30, 2025, the Company had cash of $2,795,772, a working capital surplus of $1,717,362.

The Company has generated significant positive cash flow for the fiscal year ended March 31, 2025 and the fiscal year ended January 31, 2024.  The Statement of Cash Flows for the six months ended September 30, 2025, shows cash flow from continuing operations of $1.0 million ($1.4 million for the fiscal year ended March 31, 2025, and $3.3 million for the fiscal year ended January 31, 2024).

The Company acquired, for $3.5 million, a third retail dispensary as of June 7, 2024.  This store located in South Reno, Nevada opened for business on June 26, 2024.  The acquisition was paid for with cash on hand generated by the Company and a C$4.0 million financing completed in May 2024.  The Company has commenced repaying C$160,000 per month plus interest on this debt.  The Company is also making periodic payments against its corporate income tax payable, totaling $1.3 million in the six months ending September 30, 2025.

The Company does not have any other significant capital expenditure plans in the next 12 months.  We expect to continue to generate positive operations cash flow, and the addition of the third dispensary has improved our cash flow.

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On September 4, 2025, the Company settled an outstanding lawsuit which includes a cash cost of $2.4 million payable over 19 months.  This settlement eliminated payable amounts in current liabilities by $1.8 million.  Additionally, as at September 30, 2025, the Company had current income taxes payable of $1,998,859, and an uncertain tax position of $11,300,529.  See income tax discussion below.  To manage liquidity risk, the Company endeavors to ensure it has sufficient cash resources to meet its financial obligations. The Company's ability to service its debt depends on sustaining the profitability of its operations and obtaining sufficient financing on acceptable terms.

There remains uncertainty about the U.S. federal government's position on cannabis with respect to cannabis-legal states. A change in its enforcement policies could impact the ability of the Company to continue as a going concern and have a material adverse impact on the business.

INTEREST RATE RISK

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates, especially given the uncertain interest rate environment since the COVID-19 pandemic. The Company is not subject to any interest rate volatility as its long-term debt instruments and convertible notes are carried at a fixed interest rate throughout their term.

CAPITAL MANAGEMENT

The Company's objectives when managing its capital are to ensure there are enough capital resources to continue operating as a going concern and maintain the Company's ability to ensure sufficient levels of funding to support its ongoing operations and development. The purpose of these objectives is to provide continued returns and benefits to the Company's shareholders. The Company's capital structure includes items classified in debt and shareholders' equity.

The Board does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business considering changes in economic conditions and the risk characteristics of the Company's underlying asset.

The Company works with its capital advisors, CB1 Capital based in New York, to identify the best strategic options to execute our corporate growth plans, as well as increasing financial flexibility in managing our debt.

U.S. INDUSTRY BACKGROUND AND REGULATORY ENVIRONMENT

INDUSTRY BACKGROUND AND TRENDS

The emergence of the legal cannabis sector in the United States, both for medical and adult use, has been rapid as more states adopt regulations for its production and sale. Today 73% of Americans live in a state where cannabis is legal in some form and 48% of the population lives in states where it is fully legalized for adult use.

The use of cannabis and cannabis derivatives to treat or alleviate the symptoms of a wide variety of chronic conditions has been generally accepted by a majority of citizens with a growing acceptance by the medical community as well. A review of the research, published in 2015 in the Journal of the American Medical Association, found evidence that cannabis can treat pain and muscle spasms. The pain component is particularly important, because other studies have suggested that cannabis can replace patients' use of highly addictive, potentially deadly opiates - meaning cannabis legalization literally improves lives.

Polls throughout the United States consistently show overwhelming support for the legalization of medical cannabis, together with strong majority support for the full legalization of recreational adult-use cannabis. According to an October 2022 Pew Research Center survey, around nine-in-ten Americans favor some form of cannabis legalization, with roughly 10% saying cannabis should not be legal in any form.  In that survey, 88% of U.S. adults support legalizing cannabis either for medical and recreational use (59%) or medical use only (30%). These views have held steady since April 2021 polling from the Pew Research Center.  These are large increases in public support over the past 40 years in favor of legalized cannabis use.

Notwithstanding that 40 states and the District of Columbia have now legalized adult-use and/or medical cannabis (with 21 states and the District of Columbia allowing adult-use cannabis), cannabis remains illegal under U.S. federal law with cannabis listed as a Schedule I drug under the U.S. Federal Controlled Substances Act of 1970 ("CSA").

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Currently the Company only operates in the state of Nevada. The Company may expand into other states within the United States that have legalized cannabis use either medicinally or recreationally.

FEDERAL REGULATORY ENVIRONMENT

For a complete summary of the Federal regulatory environment, please refer to the Company's MDA for the fiscal years ended March 31, 2025, and March 31, 2024, for detailed disclosure in this regard.

NEVADA REGULATORY UPDATE

For a summary of the Nevada regulatory environment, please refer to the Company's MDA for the fiscal years ended March 31, 2025, and March 31, 2024 for detailed disclosure in this regard.

RISK FACTORS

For a comprehensive list of the risk factors relating to the business and securities of the Company, please refer to the Company's MDA for the fiscal years ended March 31, 2025, and March 31, 2024 for detailed disclosure in this regard.  The Company will face a few challenges and significant risks in the development of its business due to the nature of and present stage of its business. These risks and uncertainties are not the only ones facing the Company. Additional risks and uncertainties not presently known to the Company or currently deemed immaterial by the Company, may also impair the operations of or materially adversely affect the securities of the Company. If any such risks occur, the Company's shareholders could lose all or part of their investment and the business, financial condition, liquidity, results of operations and prospects of the Company could be materially adversely affected. Some of the risk factors previously disclosed are interrelated and, consequently, readers should read such risk factors in connection with one another.

The acquisition of any of the securities of the Company is speculative, involving a high degree of risk and should be undertaken only by persons whose financial resources are enough to enable them to assume such risks and who have no need for immediate liquidity in their investment. An investment in the securities of the Company should not constitute a major portion of a person's investment portfolio and should only be made by persons who can afford a total loss of their investment.

In the event of a federal rescheduling of marijuana under the CSA, short of removal from the CSA (i.e., descheduling), there is the risk that FDA takes a more hands on approach to marijuana regulation, in addition to existing state-based regulations.

FORWARD LOOKING STATEMENTS

This MD&A includes "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities laws and United States securities laws. All information, other than statements of historical facts, included in this MD&A that addresses activities, events or developments that the Company expects or anticipates will or may occur in the future is forward-looking information. Forward-looking information includes, among other things, information regarding: statements relating to the business and future activities of, and developments related to, the Company, including such things as capital expenses and revenues, future business strategy, competitive strengths, goals, expansion and growth of the Company's business, operations and plans, ramping of Sales at the Company's third store, including information concerning the completion and timing of the completion of contemplated acquisitions or dispositions, expectations whether such proposed transactions will be consummated on the current terms or otherwise and contemplated timing, expectations and effects of such proposed transactions, including the potential number and location of cultivation and production facilities and dispensaries or licenses therefor to be acquired or sold and markets to be entered into or exited by the Company as a result of completing such proposed transactions, the ability of the Company to successfully achieve its business objectives as a result of completing such proposed acquisitions or dispositions, estimates of future cultivation, manufacturing and extraction capacity, expectations as to the development and distribution of the Company's brands and products, the expansion into additional U.S. and international markets, any potential future legalization of adult-use and/or medical cannabis under U.S. federal law, expectations of market size and growth in the United States and the states in which the Company operates or contemplates future operations and the effect such growth will have on the Company's financial performance, expectations for other economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally, and other events or conditions that may occur in the future.

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Readers are cautioned that forward-looking information and statements are based on reasonable assumptions, estimates, analysis and opinions of management of the Company at the time they were provided or made in light of their experience and their perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information and statements.

Forward-looking information and statements are not a guarantee of future performance and are based upon a number of estimates and assumptions of management at the date the statements are made including among other things assumptions about: the contemplated acquisitions and dispositions being completed on the current terms and current contemplated timeline; development costs remaining consistent with budgets; ability to manage anticipated and unanticipated costs; favorable equity and debt capital markets; the ability to raise sufficient capital to advance the business of the Company; favorable operating and economic conditions; political and regulatory stability; obtaining and maintaining all required licenses and permits; receipt of governmental approvals and permits; sustained labor stability; favorable production levels and costs related to the Company's operations; the pricing of various cannabis products; the level of demand for cannabis products; the availability of third party service providers and other inputs for the Company's operations; the Company's ability to conduct operations in a safe, efficient and effective manner; the ability of the Company to restructure and service its secured debt; the availability of securitized debt financing on terms acceptable to the Company, or at all.  While the Company considers these assumptions to be reasonable, the assumptions are inherently subject to significant business, social, economic, political, regulatory, competitive and other risks, uncertainties, contingencies and other factors that could cause actual performance, achievements, actions, events, results or conditions to be materially different from those projected in the forward-looking information and statements. Many assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct.

Risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information and statements include, among others, risks relating to U.S. regulatory landscape and enforcement related to cannabis, including governmental and environmental regulation, public opinion and perception of the cannabis industry, risks related to the ability to consummate any proposed acquisitions or dispositions on the proposed terms and the ability to obtain requisite regulatory approvals and third party consents and the satisfaction of other conditions, risks related to reliance on third party service providers, the limited operating history of the Company, risks inherent in an agricultural business, risks related to proprietary intellectual property, risks relating to financing activities, risks relating to the management of growth, increasing competition in the cannabis industry, risks associated to cannabis products manufactured for human consumption including health risks, potential product recalls, reliance on key inputs, reliance on a healthy global supply chain, suppliers and skilled labor (the availability and retention of which is subject to uncertainty), cyber-security risks, ability and constraints on marketing products, fraudulent activity by employees, contractors and consultants, risk of litigation and conflicts of interest, and the difficulty of enforcement of judgments and effecting service outside of Canada, risks related to future acquisitions or dispositions, limited research and data relating to cannabis, risks and uncertainties related to the lasting impact of the COVID-19 pandemic and the continued impact it may have on the global economy and the retail sector, particularly the cannabis retail sector in the states in which the Company operates, as well as those risk factors discussed elsewhere herein, including under "Risk Factors".

Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such forward-looking information and statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such information and statements. Accordingly, readers should not place undue reliance on forward-looking information and statements.  The Company may elect to update such forward-looking information and statements at a future time, it assumes no obligation for doing so except to the extent required by applicable law.

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